September 26, 2019

John Vlay
Chief Executive Officer
Future Labs V, Inc.
1134 11th Street, Suite 101
Santa Monica, CA 90403

       Re: Future Labs V, Inc.
           Offering Statement on Form 1-A
           Filed August 27, 2019
           File No. 024-11065

Dear Mr. Vlay:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed August 27, 2019

Preliminary Offering Circular, page 1

1. Please refer to Item 1(e) of Form 1-A and include a column for "Underwriting Discounts and Commissions" in your table on page 1 in substantially the format indicated in that
      Item in order to show any placement agent discount and commissions. John Vlay
FirstName LastNameJohn Vlay
Future Labs V, Inc.
Comapany 26, 2019
September NameFuture Labs V, Inc.
September 26, 2019 Page 2
Page 2
FirstName LastName
Offering Terms, page 7

2. We note your brief reference here, and in a few other locations in your offering circular, to convertible notes. If you are offering convertible notes or have convertible notes outstanding, please provide all required disclosure or revise as appropriate.
Immediate dilution, page 10

3. Your disclosure on the cover page indicates that the maximum amount payable to SI
         Securities, Inc. is $850,000. Please reconcile your disclosure.
Use of Proceeds To The Issuer, page 11

4. Please clarify if the cancellation or conversion of the promissory notes would count towards your minimum offering amount and disclose the amount of convertible notes outstanding.
Navigation, page 15

5. We note your reference to an "attached video." According to to Part III of Form 1-A, incorporation by reference to documents not available on EDGAR is not permitted.
         Please tell us how you intend to make the video available to investors in a way that complies with the form requirements.
Interest of Management and Others in Certain Transactions, page 22

6. Please disclose the $30,000 loan to a related party under a promissory note that is described on page F-14 and name the related party. See Item 13 of Form 1-A.
Series A Preferred Stock, page 23

7. Please provide the disclosure required by Item 14(a)(3) of Form 1-A. Voting Rights, page 23

8.       Please file the voting agreement as an exhibit.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 John Vlay
Future Labs V, Inc.
September 26, 2019
Page 3

       You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Amanda Ravitz, Assistant Director, at (202) 551-
3412 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn Vlay
                                                          Division of
Corporation Finance
Comapany NameFuture Labs V, Inc.
                                                          Office of Electronics
and Machinery
September 26, 2019 Page 3
cc:       Andrew Stephenson, Esq.
FirstName LastName